

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Ali Parsadoust, Ph.D.
Chief Executive Officer
Babylon Holdings Ltd
1 Knightsbridge Green
London, SW1X 7QA
United Kingdom

> **Re: Babylon Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed August 24, 2021**
> **File No. 333-257694**

Dear Dr. Parsadoust:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4

Proposal One - The Business Combination Proposal
Unaudited Projected Financial Information, page 130

1. We note you present key elements of projections provided by management to Alkuri. Please address each of the following:
    - Recaption the title for your "% margin" metric to make it clear that is ratio is calculated as adjusted EBITDA as a percentage of revenue.
    - Expand your presentation to also present projections of net income or loss as well as net income or loss as a percentage of revenue. Refer to Item 10(b) of Regulation S-K.

Material U.S. Federal Income Tax Considerations, page 161

2. We note your response to prior comment 9; however, if you do not commit to obtaining a tax opinion supporting the legal conclusion in your filing that you "intend" the merger to be a "reorganization" under Section 368(a) of the Tax Code, and therefore tax-free to a U.S. holder, it is inappropriate to make such a conclusion. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011). If you are unable to obtain such a tax opinion because there is significant uncertainty relating to such a conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

Babylon Holdings Limited Audited Consolidated Financial Statements
Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the years ended December 31, 2020 and 2019, page F-3

3. Please address the following regarding your response to prior comment 8, including the revisions to the document:
    • You state that your intention is to present your R&D and Technology expenses on a functional basis. We continue to believe that the activities reflected in this line item relate to two separate functions (costs related to existing revenue streams versus costs related to research and development of future revenue streams). Accordingly, we believe IAS 1 would require separate line item presentations for each of these functions. Please revise accordingly.
    • To the extent you continue to believe these functions are appropriately presented in a single line item, please provide us with a quantified breakdown of the components of this line item.
    • Further, for each of those components, clearly identify the extent to which it relates to current revenue streams versus future revenue streams.

Alkuri Global Acquisition Corp. Unaudited Condensed Financial Statements, page F-91

4. Please revise to provide the updated interim financial statements for Alkuri Global Acquisition Corp. for the quarter ended on June 30, 2021.

    You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Irene Paik at 202-551-6553 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Michael Labriola, Esq.